

October 5, 2010

Mr. Timothy J. Gallagher
 Chief Financial Officer
GENESEE & WYOMING INC.
66 Field Point Road
Greenwich, Connecticut  06830

> **Re:** **Genesee & Wyoming Inc.**
> **Supplemental response letter dated August 27, 2010 regarding the**
> **Form 10-K for fiscal year ended December 31, 2009**
> **File No. 1-31456**
>
> and
>
> **Definitive 14A**
> **Filed April 16, 2010**
> **File No. 1-31456**

Dear Mr. Gallagher:

We have reviewed your supplemental response letter to us filed on August 27, 2010 in response to our letter of comment dated August 2, 2010 and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Mr. Timothy J. Gallagher
Genesee & Wyoming, Inc.
October 5, 2010
Page 2

Form 10-K (Fiscal Year Ended December 31, 2009)

Financial Statements

Note 2. Significant Accounting Policies:  Property and Equipment, page F-8
and
Note 5. Property and Equipment and Leases, page F-18

1.     We have reviewed your response to our prior comment 3.  In future filings, please expand
       the property and equipment disclosures in Note 2 and MD&A to include your response
       that for self-constructed assets, less than 3% of your capital spending in fiscal year 2009
       relates to the capitalization of internal costs and that the majority of your capital spending
       relates to purchased assets installed by professional contractors.  In addition, expand the
       proposed disclosure included in Appendix A of your response for construction-in-process
       to indicate, if true, that such costs are associated with track and equipment upgrades, and
       to explain the nature or type of the construction upgrades performed on track property
       and also on locomotives and freight cars.

2.     We have reviewed your response to our prior comment 4.  Please expand the proposed
       disclosures included in Appendix B of your response to also indicate that other than a de-
       minimis threshold for costs for individual items or a group of similar items, which are
       expensed as incurred in the normal course, you do not apply pre-defined capitalization
       thresholds when assessing spending for classification as to capitalization or expense as
       incurred.

3.     We have reviewed your response to our prior comment 5.  Please expand the proposed
       disclosures included in Appendix B of your response to disclose that because your
       business model is based on the transportation of freight over relatively short distances,
       unlike Class I railroads that operate extensive contiguous rail networks, you generally do
       not incur significant rail grinding and ballast cleaning expenses, and, if and when these
       and similar costs are incurred, they are expensed.

4.     We have reviewed your response to our prior comment 6.  You indicate you do not
       believe such disclosure is required by U.S. GAAP and SEC rules, and that from a
       practical standpoint you do not currently capture financial information following a
       specific definition of maintenance and repair costs and instead that these costs are spread
       across various income statement line items based upon the nature of the respective cost,
       and the variability in potential definitions of such costs that could be applied among
       publicly-traded railroad entities.  However, please note that in light of the significance of
       your maintenance costs, as well as the overall importance of property and equipment to
       the operations of your railroad and the complexities generally involved in accounting for
       property and equipment, we believe you should provide additional disclosure with respect
       to the amounts of maintenance and repair costs that are capitalized and the amounts
       expensed for each period presented.  Although not specifically required by U.S. GAAP,

> we believe such additional disclosure is useful because it would enable an investor to gain a greater understanding of your business with regard to the capitalization of certain costs to upgrade your railroad, as compared to the expensing of other costs that you consider to be normal maintenance and repair costs. It could also provide meaningful trend information. In this regard, we would not object to the presentation of information pertaining to the amounts of maintenance and repair costs that are capitalized, as compared to the amounts expensed, solely in your MD&A.

5.   We have reviewed your response to our prior comment 7. Please expand the last paragraph in the proposed disclosures in Appendix B to your response to state that you had no unusual events (not in the ordinary course of business) in the last three fiscal years that resulted in the recording of a gain or loss on retirement of railroad property. We also suggest you include the last paragraph of your response to the proposed disclosures in Appendix B, and, further expand to explain why gains or losses would be recognized on the retirement or other dispositions (not sales) of railroad properties, given that the impairment testing would presumably write these assets down to estimated recovery or salvage value. Please consider separating your narrative disclosure pertaining to the accounting policy for recognizing gains and losses on sales, other dispositions (i.e., retirements) and asset impairments.

Schedule 14A

Annual Incentive Compensation Program, page 29

6.   While we note your response to our prior comment 11, the causal connection between disclosure of your Genesee Value Added target and any competitive harm is not entirely clear. Please provide additional detailed analysis in support of your conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Margery Reich, Senior Staff Accountant, at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters, and J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217, regarding comments on legal matters.  Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief